UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☑ Form ☐ 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

METAL STORM LIMITED ACN 064 270 006 METAL STORM PLANS TO MOVE AMERICAN DEPOSITARY SHARES TO OTC MARKET
BRISBANE, AUSTRALIA, 11th July 2008: Metal Storm Limited (Metal Storm) (ASX Code: MST, NASDAQ Ticker Symbol: MTSX) today announced that it intends to move the trading of its American Depositary Shares (ADSs) in the United States to the Over-the-Counter Market (OTC Market).
This has no effect on the Company’s listing on the Australian Securities Exchange (ASX).
The decision follows notice from NASDAQ Stock Market that the company is currently below the minimum threshold levels for market capitalization, shareholders equity and net income needed to maintain its NASDAQ listing. NASDAQ has determined that the company’s eligible US listed securities total US$23,729,279 which is below the minimum threshold of US$35,000,000.
“Metal Storm currently has in excess of US$40,000,000 of listed securities on global markets” said Metal Storm CEO Dr Lee Finniear, “However, NASDAQ does not include securities listed only on non-US national securities exchanges in its calculation of market capitalization. This is purely a technical compliance issue in respect of the NASDAQ listing rules”.
“Despite the positive working relationship we have with the NASDAQ, neither party has been able to find an avenue by which NASDAQ could take into account our full complement of listed securities for compliance purposes” Dr Finniear added.
In making the decision to move to the OTC Market, Metal Storm’s paramount objective has been to provide an alternative and effective trading market for the holders and beneficial owners of its ADSs.
Metal Storm Chairman Terry O’Dwyer stated that the OTC market is one of the most popular and effective methods by which ASX listed companies trade securities in the US Market.
“By moving to the OTC market we are joining a broad complement of highly respected Australian companies such as Telstra, National Australia Bank, and ANZ who trade their securities in the US on the OTC market” said Mr O’Dwyer.
The Company intends to maintain its SEC registration.
For any US holder, the process for buying or selling interests in Metal Storm ADSs will remain unchanged, conducting such transactions through their normal stock broker as before. Quotations for the securities can be obtained from the NASDAQ administered OTCBB web site at www.otcbb.com. The Bank of New York will continue to administer Metal Storm’s ADS facility.
NASDAQ listing rules require the Company to note that its auditors included an explanatory paragraph in Metal Storm’s recently filed Annual Report on Form 20-F submission for fiscal year ended 31st December 2007, relating to its ability to continue as a going concern. This does not represent any change or amendment to the Company financial statements for 2007 or to its Annual Report on Form 20-F. NASDAQ has not raised any concern over Metal Storm’s corporate governance, prospects or reporting.
“The Company is making rapid progress toward completing qualification of its 40mm ammunition and weapons systems at the end of the year”, said Mr O’Dwyer, “the Board is unanimous in its view that the company is undervalued given its current position and prospects”.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: July 11, 2008	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary